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                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                       SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)*

                                 North Star Universal, Inc.
                                      (Name of Issuer)

                                        Common Stock
                              (Title of Class of Securities)

                                         662900109
                                       (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Continued on following page(s))
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CUSIP NO.  662900109                    13G


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       James H. Michael
       ###-##-####

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

       Not applicable                             (a)===
                                                  (b)===

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen

5.     3,061,400 SOLE VOTING POWER

6.     -0- SHARED VOTING POWER

7.     3,061,400 SOLE VOTING POWER

8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,061,400 (as of December 31, 1996)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       30.9%

12.    TYPE OF REPORTING PERSON

       IN








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                                    SCHEDULE 13G


Item 1(a). Name of Issuer.

     North Star Universal, Inc., a Minnesota corporation (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices.

     6479 City West Parkway
     Eden Prairie, MN 55344-3246

Item 2(a). Name of Person Filing.

     James H. Michael

Item 2(b). Address of Principal Business Office.

     6479 City West Parkway
     Eden Prairie, MN 55344-3246

Item 2(c). Citizenship.

     United States of America

Item 2(d). Title of Class of Securities.

     Common Stock, $.25 par value per share

Item 2(e). CUSIP Number.

     662900109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

     Not applicable

Item 4. Ownership.

     All of the following information is given as of December 31, 1996.

(a)  Amount Beneficially Owned:

     3,061,400 shares. The 4J2R1C Limited Partnership ("4J2R1C," formerly The Michael Partnership) owns 2,826,494 shares of the Issuer's Common Stock. Mr. James H. Michael is the managing general partner and a limited partner of 4J2R1C and, by reason of his status as the managing general partner, is deemed to beneficially own all shares held by 4J2R1C and exercises voting and dispositive power with respect to such Common Stock. However, in the






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     event James H. Michael, or another general partner, should James H. Michael cease to be a general partner, wishes to sell any shares of Issuer's Common Stock contributed to 4J2R1C by any limited partner, he must obtain prior written consent to such sales from limited partners owning at least 50% of 4J2R1C's partnership units. The limited partnership units of 4J2R1C are owned by James H. Michael, and his children, Jeffrey J. Michael, Janette M. Michael, Jennifer L. Redlin, Roxanne C. Miller and Rosemary G. Bouvier and related family trusts, Jeffrey J. Michael 1990 Irrevocable Family Trust, Jennifer Michael Redlin 1990 Irrevocable Family Trust, Roxanne Michael Miller 1990 Irrevocable Family Trust, Rosemary Michael Bouvier 1990 Irrevocable Family Trust, Carole M. Michael Family Trust and James H. Michael Trust. 4J2R1C has three general partners: James H. Michael,
     Jeffrey J. Michael and ZJM Enterprises, Inc., a Minnesota corporation. So long as James H. Michael remains a general partner, he has full power and authority to act on behalf of 4J2R1C, to the exclusion of the other general partners. Mr. James H. Michael is Chairman of the Board of the Issuer; his son, Jeffrey J. Michael, is the President and Chief Executive Officer and a director of the issuer. Jeffrey J. Michael is the general managing partner of the limited partnership of 3J2R Limited Partnership ("3J2R"), which owns 2,597,000 shares of the Issuer's Common Stock. By reason of his status as 3J2R's general managing partner, Jeffrey J. Michael exercises sole voting and dispositive power with respect to the shares held by 3J2R. Jeffrey J. Michael also directly owns 3,200 shares of the Common Stock of the Issuer and indirectly owns 1,300 of the Common Stock of the Issuer. Jeffrey J. Michael disclaims beneficial ownership of 2,500 shares of Common Stock of the Issuer held by his wife. Together Messrs. James H. Michael and Jeffrey
     J. Michael beneficially own in the aggregate approximately 57% of the outstanding shares of Common Stock of the Issuer.

(b)  Percent of Class:

          30.9%

(c)  Number of Shares as to Which Such Person Has:

          (i)     sole power to vote or to direct the vote:

                  3,061,400

          (ii)    shared power to vote or direct the vote:

                  -0-

          (iii)   sole power to dispose or to direct the disposition of:

                  3,061,400

          (iv)    shared power to dispose or to direct the disposition of:

                  -0-






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Item 5. Ownership of Five Percent of a Class.

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable

Item 8. Identification and Classification of Members of the Group.

          Not applicable

Item 9. Notice of Dissolution of Group.

          Not applicable






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                                    SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 13, 1997




                                    by/s/James H. Michael
                                    ----------------------
                                    James H. Michael